BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

May 16, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Request to Withdraw Pre-Effective Amendment on Form S-1/A filed on May 15, 2019

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), BTCS Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced pre-effective amendment, together with all exhibits thereto (the “Pre-Effective Amendment”). The Pre-Effective Amendment was filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2019 and has not been declared effective.

The filing of the Pre-Effective Amendment was intended to be a Post-Effective Amendment to the Form S-1 which went effective on November 5, 2018 but was incorrectly categorized on EDGAR as a Pre-Effective Amendment. After communications with the SEC Staff, we are filing this Form RW to withdraw the Pre-Effective Amendment.

The Registrant hereby confirms that no securities were sold under the Pre-Effective Amendment.

Should you have any questions regarding this matter, please call counsel to the Registrant, Brian Bernstein of Nason, Yeager, Gerson, Harris & Fumero, P.A., at (561) 471-3516.

Very truly yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

CC: Brian Bernstein, Esq.

Nason, Yeager, Gerson, Harris & Fumero, P.A.